

Mail Stop 3561

May 8, 2017

Via Email
Mr. Lawrence W. McAfee
Executive Vice President and Chief Financial Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South
Suite 300
Houston, Texas 77042

      Re: U.S. Physical Therapy, Inc.
                Form 10-K for the Year Ended December 31, 2015
                Response dated April 18, 2017
                File No. 1-11151

Dear Mr. McAfee:

      We have reviewed your April 18, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2017 letter. The comments below relate to your responses to prior comments 1 through 3.

U.S. Physical Therapy Inc. and Subsidiaries Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Non-controlling Interests, page 44

1. Please tell us whether the acquisition price (i.e., earnings multiple) for NewCo is affected by Selling Shareholders' retention of ownership interests through the Selling Entity or employment with NewCo.

2. Please tell us whether the Selling Shareholders can choose to be Employed Selling Shareholders and not retain an ownership interest through the Selling Entity. If so, please indicate how frequently this occurs.

3. Please explain the general terms of the Employment Agreements, including any remedies or penalties for termination.

4. Please indicate whether all Selling Shareholders of a Therapy Practice receive the same price (i.e., same EBITDA multiple) for their pre-transaction interests in the practice in cases when some Selling Shareholders do not become Employed Selling Shareholders.

5. Please explain whether an Employed Selling Shareholder is precluded from transferring their interests in the Selling Entity.

6. Please explain how an Employed Selling Shareholder's rights to NewCo distributions are defined within the partnership agreement (e.g., GAAP-basis, tax basis, available cash, other). Also, please explain what happens if NewCo sustains a loss in a period.

7. Please explain how the amount of NewCo's undistributed earnings is determined at the time of redemption. Also, please explain what happens if NewCo has sustained cumulative losses at the time of redemption.

8. Please indicate whether Employed Selling Shareholders have any obligation to contribute additional capital to NewCo, such as to acquire new equipment or to build out a new location.

9. Please explain the nature of any redemption/distribution rights that an Employed Selling Shareholder has in the event of a sale/change-of-control of NewCo, a bankruptcy, a restructuring or a liquidation.

10. Please indicate whether distributions received by an Employed Selling Shareholder are reported on a W-2 or K-1.

11. Please indicate whether the limited partnership interests held by the Selling Entity carry any voting or protective rights.

12. Please indicate whether Employed Selling Shareholders can acquire additional partnership interests in a partnership subsequent to the Company's acquisition of NewCo. Please also tell us whether the partnership agreement for Newco permits the admission of new partners. If so, please indicate whether this has occurred and how frequently this occurs.

13. Please indicate whether newly-hired post-transaction NewCo employees purchase, or receive, interests in NewCo (or the Selling Entity) subsequent to the acquisition of NewCo. If so, please indicate whether this has occurred and how frequently this occurs.

14. Please indicate how frequently the Company has not exercised its Call Right for an employee's limited partnership interest, when employment ceased during the Holding Period.

15. Please indicate whether the Company has ever redeemed/modified an Employed Selling Shareholder's interests while they remained employed, such as through a negotiated settlement/modification.

16. Please explain whether there any circumstances where an Employed Selling Shareholder's NewCo interests will be forfeited or acquired by the Company at an amount other than the Redemption Amount.

17. Please explain whether a previously paid Redemption Amount can be "clawed back" from a former Employed Selling Shareholder under any circumstances.

18. Please tell us whether the Redemption Amount formula for NewCo represents fair value at the acquisition date. Also, please tell us whether the Redemption Amount formula represents fair value subsequent to the acquisition date.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining